Exhibit 99.1

Scotiabank provides information on notable charges impacting fourth quarter 2014 results

TORONTO, November 4, 2014 – Scotiabank (TSX: BNS) (NYSE: BNS) today announced that it expects to record certain charges in its fiscal 2014 fourth quarter earnings, aggregating to a total of approximately $451 million pre-tax, or $341 million after tax. Diluted earnings per share are expected to be impacted by approximately $0.28. These items will also impact the Bank’s Common Equity Tier 1 capital ratio by approximately 10 basis points. The charges fall into two broad categories: (1) changes in estimates and additional credit provisions; and (2) restructuring charges.

Changes in estimates and additional credit provisions

Scotiabank has adjusted its valuation estimates for certain items and has taken additional provisions for credit losses in certain businesses. As a result, the Bank intends to record notable charges relating to each of these changes. Unless otherwise indicated, all amounts noted below are on a pre-tax basis.

First, the Bank has adopted a revised exchange rate used to translate unremitted dividends and the carrying value of its 26.6% interest in Banco del Caribe in Venezuela. As a result, the Bank expects to record a charge to income of approximately $47 million related to unremitted dividends and record a write-down through Other Comprehensive Income of approximately $129 million related to the carrying value of its Venezuelan investment.

Secondly, the Bank is adjusting its write-off policy on unsecured bankrupt retail accounts in Canada in order to accelerate write-offs upon a bankruptcy filing. This adjustment will result in a one-time charge of approximately $62 million.

Thirdly, the Bank expects to record a legal charge of approximately $55 million related to certain ongoing legal claims in multiple business lines.

Fourthly, the Bank expects to record additional loan loss provisions of approximately $109 million.  This relates primarily to three existing net impaired loans within the Caribbean region’s hospitality portfolio. Due to the prolonged economic recovery and continued uncertain outlook, these additional amounts bring the net carrying value in line with the expected net recoverable value.  There is also an additional amount in Canadian Banking related to a change in methodology in estimating loss parameters on the unsecured lending portfolios.

Finally, the Bank expects to record a charge of approximately $30 million as a Funding Valuation Adjustment (FVA), which represents the Bank’s best estimate of its funding costs related to uncollateralized derivative receivables. This newly recognized concept reflects the industry’s migration to incorporate the cost of funding in the valuation of derivative financial instruments.

Restructuring charges

The Bank has initiated certain restructuring initiatives in order to improve the speed and quality of service it provides its customers, to reduce costs in a sustainable manner, and to achieve greater operational efficiencies. The Bank intends to record a restructuring provision of approximately $148 million in the fourth quarter. The majority of the restructuring provision relates to employee severance charges in the Bank’s Canadian Banking and International Banking divisions and will affect people at all levels of the organization.

In Canada, the charges relate to recent initiatives to centralize and automate several mid-office branch functions, as well as reductions in required wealth management operational support. In International Banking, the charges are primarily for closing or downsizing approximately 120 branches, which will allow us to focus on high-growth markets, minimize branch overlap, and realize synergies resulting from recent acquisitions. In Global Banking and Markets we are streamlining certain capital markets businesses and eliminating a small number of positions, primarily in front office roles.

The Bank is also reducing some head office positions to drive a more efficient delivery of products and services to our customers. The Bank has also made a series of changes to its leadership structure over the course of fiscal 2014 to simplify the operating model and drive clearer accountability. Combined, the branch optimization, head office reductions and leadership changes will result in a decline of approximately 1,500 full-time equivalent positions.  About two-thirds of the reductions will be in Canada and one-third in international locations.

The Bank eventually expects to realize approximately $120 million of ongoing cost savings as a result of this restructuring.  These benefits will be fully realized in fiscal 2016, and modest savings are expected in 2015. The Bank will continue to make investments to drive operational efficiency and improve customer experience, and will continue to look for ways to reduce structural costs.

“Scotiabank remains committed to our three strategic focus priorities: being more focused on our customers; enhancing our leadership depth, diversity and deployment; and being better organized to serve our customers, while reducing structural costs,” said Brian Porter, President and Chief Executive Officer. “Today’s announcement is a result of making some difficult but necessary decisions to support our long-term goals. Everyone impacted by these changes will be treated with fairness and respect and deserves our thanks for their important contributions to Scotiabank. We are confident that these initiatives will allow us to continue investing in high-growth areas of the Bank. Notwithstanding these unusual charges, we remain confident that our 2014 reported results will be within our financial objectives for the full year.”

A conference call to discuss these announcements will take place on November 4, 2014, at 8:00 a.m. ET and is expected to last approximately 30 minutes. Participating in the call will be: Brian Porter, President and Chief Executive Officer; Sean McGuckin, Executive Vice President and Chief Financial Officer; and Barbara Mason, Chief Human Resources Officer. Interested parties are invited to access the Scotiabank Conference Call live, in listen-only mode, by telephone, toll-free, at US/CAN (877) 856-1968, or International (719) 325-4904, Conference ID: 5059325. In addition, a slide presentation will be available on the Investor Relations page at www.scotiabank.com. A replay will be available following the call at CAN (647) 436-0148 or US (888) 203-1112, passcode: 5059325.

Scotiabank will announce its year-end and fourth quarter results for fiscal 2014 on Friday, December 5, 2014. Those results will be available at www.scotiabank.com at approximately 6:00 a.m. (ET).

For further information, please contact:

Investors:
Peter Slan
Senior Vice President & Head, Investor Relations
peter.slan@scotiabank.com
(416) 933-1273

Media:
Diane Flanagan
Vice President, Corporate Communications
diane.flanagan@scotiabank.com
(416) 933-2176